Exhibit 12

Hawaiian Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Years Ended December 31,
	2015	2014	2013	2012	2011	2010
	(in thousands, except ratio of earnings to fixed charges)
Earnings:
Income (loss) before income taxes	$121,260	$113,447	$86,410	$85,786	$(1,082)	$81,989
Total fixed charges (see below)	55,021	112,443	96,459	88,836	71,536	68,034
Interest capitalized	(2,268)	(8,024)	(12,625)	(10,524)	(7,771)	(2,665)
Earnings as adjusted	$174,013	$217,866	$170,244	$164,098	$62,683	$147,358

Fixed Charges:
Interest and amortization of debt discount and issuance cost	$29,236	$64,240	$50,453	$43,522	$24,521	$16,835
Portion of rental expense representative of the interest factor	25,785	48,203	46,006	45,314	47,015	51,199
Total fixed charges	$55,021	$112,443	$96,459	$88,836	$71,536	$68,034
Ratio of earnings to fixed charges (a)	3.16	1.94	1.76	1.85	—	2.17
Coverage deficiency	$—	$—	$—	$—	$8,853	$—

(a)
For purposes of calculating this ratio, earnings consist of income (loss) before income taxes plus fixed charges, net of capitalized interest. Fixed charges consist of interest expense, the amount amortized for debt discount and issuance cost, and the portion of rental expense representative of interest.